Exhibit 99.6
Condensed Consolidated Financial Statements
MERGE HEALTHCARE INCORPORATED AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited)
(In thousands, except for share data)

	March 31,	December 31,
	2010	2009
ASSETS
Current assets:
Cash and cash equivalents, including restricted cash of $517 and $559 at March 31, 2010 and December 31, 2009, respectively	$15,837	$19,621
Accounts receivable, net of allowance for doubtful accounts and sales returns of $1,333 and $1,287 at March 31, 2010 and December 31, 2009, respectively	20,926	17,219
Inventory	312	280
Prepaid expenses	1,968	1,896
Deferred income taxes	142	142
Preferred stock deposits in escrow	25,700	—
Other current assets	3,638	3,590

Total current assets	68,523	42,748
Property and equipment:
Computer equipment	5,995	8,542
Office equipment	1,996	2,347
Leasehold improvements	1,741	1,715

	9,732	12,604
Less accumulated depreciation	5,902	8,727

Net property and equipment	3,830	3,877
Purchased and developed software, net of accumulated amortization of $16,479 and $15,488 at March 31, 2010 and December 31, 2009, respectively	12,227	12,621
Customer relationships and trade names, net of accumulated amortization of $2,825 and $2,411 at March 31, 2010 and December 31, 2009, respectively	6,500	6,715
Goodwill	30,784	28,749
Deferred income taxes	4,689	4,689
Investments	510	523
Other assets	3,021	327

Total assets	$130,084	$100,249

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$5,137	$4,444
Accrued wages	1,880	1,950
Restructuring accrual	470	879
Current portion of capital lease obligations	121	130
Preferred stock deposits	30,000	—
Other accrued liabilities	2,593	1,535
Deferred revenue	16,804	15,579

Total current liabilities	57,005	24,517
Capital lease obligations, net of current portion	27	75
Deferred income taxes	68	68
Deferred revenue	1,365	1,193
Income taxes payable	5,476	5,461
Other	786	798

Total liabilities	64,727	32,112
Shareholders’ equity:
Series B Preferred Stock, $0.01 par value: 1,000,000 shares authorized; zero shares issued and outstanding at March 31, 2010 and December 31, 2009	—	—
Series 3 Special Voting Preferred Stock, no par value: one share authorized; zero shares issued and outstanding at March 31, 2010 and December 31, 2009	—	—
Common stock, $0.01 par value: 100,000,000 shares authorized: 74,801,731 and 74,791,753 shares shares issued and outstanding at March 31, 2010 and December 31, 2009, respectively	748	748
Common stock subscribed, 15,509 and 9,978 shares at March 31, 2010 and December 31, 2009, respectively	31	32
Additional paid-in capital	524,500	524,114
Accumulated deficit	(461,508)	(458,356)
Accumulated other comprehensive income	1,586	1,599

Total shareholders’ equity	65,357	68,137

Total liabilities and shareholders’ equity	$130,084	$100,249

MERGE HEALTHCARE INCORPORATED AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)
(in thousands, except for share and per share data)

	Three Months Ended
	March 31,
	2010	2009
Net sales:
Software and other	$9,365	$8,684
Services and maintenance	10,605	6,625

Total net sales	19,970	15,309
Cost of sales:
Software and other	704	1,230
Services and maintenance	4,494	2,150
Depreciation and amortization	1,218	650

Total cost of sales	6,416	4,030

Gross margin	13,554	11,279

Operating costs and expenses:
Sales and marketing	2,819	1,672
Product research and development	3,256	2,271
General and administrative	3,851	3,252
Acquisition-related expenses	5,938	—
Depreciation and amortization	840	548

Total operating costs and expenses	16,704	7,743

Operating income (loss)	(3,150)	3,536

Other income (expense):
Interest expense	(5)	(761)
Interest income	15	8
Other, net	36	81

Total other income (expense)	46	(672)

Income (loss) before income taxes	(3,104)	2,864
Income tax expense	48	22

Net income (loss)	$(3,152)	$2,842

Net income (loss) per share — basic	$(0.04)	$0.05

Weighted average number of common shares outstanding — basic	74,801,177	56,304,568

Net income (loss) per share — diluted	$(0.04)	$0.05

Weighted average number of common shares outstanding — diluted	74,801,177	57,189,532

MERGE HEALTHCARE INCORPORATED AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
(in thousands)

	Three Months Ended March
	31,
	2010	2009
Cash flows from operating activities:
Net income (loss)	$(3,152)	$2,842
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	2,058	1,198
Share-based compensation	354	519
Change in contingent consideration for acquisitions	165	—
Amortization of note payable issuance costs & discount	—	274
Provision for doubtful accounts receivable and sales returns, net of recoveries	55	234
Changes in operating assets and liabilities, net of effects of acquisitions:
Accounts receivable	(3,574)	(842)
Inventory	(20)	436
Prepaid expenses	(72)	53
Accounts payable	694	(626)
Accrued wages	(70)	169
Restructuring accrual	(408)	(500)
Deferred revenue	849	(2,004)
Other accrued liabilities	(324)	(333)
Other	(1,157)	463

Net cash provided by (used in) operating activities	(4,602)	1,883

Cash flows from investing activities:
Cash paid for acquisitions, net of cash acquired	(1,350)	—
Purchases of property, equipment, and leasehold improvements	(555)	(67)
Change in restricted cash	42	258
Preferred stock deposits in escrow	(25,700)	—

Net cash provided by (used in) investing activities	(27,563)	191

Cash flows from financing activities:
Note and stock issuance costs paid	(1,551)	—
Proceeds from exercise of stock options and employee stock purchase plan	31	26
Principal payments on capital leases	(57)	—
Preferred stock deposits	30,000	—

Net cash provided by financing activities	28,423	26

Net increase (decrease) in cash and cash equivalents	(3,742)	2,100
Cash and cash equivalents (net of restricted cash), beginning of period (1)	19,062	17,227

Cash and cash equivalents (net of restricted cash), end of period (2)	$15,320	$19,327

Supplemental Disclosures of Cash Flow Information:
Cash paid for interest	$5	$488
Cash paid for income taxes, net of refunds	$56	$(207)

(1)	Net of restricted cash of $559 and $621 at December 31, 2009 and 2008, respectively.

(2)	Net of restricted cash of $517 and $363 at March 31, 2010 and 2009, respectively.

MERGE HEALTHCARE INCORPORATED AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY
(Unaudited)
(in thousands, except for share and per share data)

	Preferred Stock		Common Stock						Accumulated
							Additional		Other	Total
	Shares	Issued	Shares	Subscribed	Shares	Issued	Paid in	Accumulated	Comprehensive	Shareholders’
	Issued	Amount	Subscribed	Amount	Issued	Amount	Capital	Deficit	Income	Equity
Balance at December 31, 2009	—	$—	9,978	$32	74,791,753	$748	$524,114	$(458,356)	$1,599	$68,137
Stock issued under ESPP	—	—	5,531	(1)	9,978	—	32	—	—	31
Share-based compensation expense	—	—	—	—	—	—	354	—	—	354
Net loss	—	—	—	—	—	—	—	(3,152)	—	(3,152)
Other comprehensive loss	—	—	—	—	—	—	—	—	(13)	(13)

Balance at March 31, 2010	—	$—	15,509	$31	74,801,731	$748	$524,500	$(461,508)	$1,586	$65,357

MERGE HEALTHCARE INCORPORATED AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(Unaudited)
(in thousands)

	Three Months Ended
	March 31,
	2010	2009
Net income (loss)	$(3,152)	$2,842
Unrealized loss on marketable security	(13)	(163)

Comprehensive net income (loss)	$(3,165)	$2,679

Merge Healthcare Incorporated and Subsidiaries
Notes to Condensed Consolidated Financial Statements (continued)
(Unaudited and in thousands, except for share and per share data)
(1) Basis of Presentation and Significant Accounting Policies
     The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with the rules and regulations of the Securities and Exchange Commission (SEC) for reporting on Form 10-Q. Accordingly, certain information and notes required by United States of America generally accepted accounting principles (GAAP) for annual financial statements are not included herein. These interim statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Annual Report on Form 10-K for the year ended December 31, 2009 of Merge Healthcare Incorporated, a Delaware corporation, and its subsidiaries and affiliates (which we sometimes refer to collectively as “Merge,” “we,” “us” or “our”).
Principles of Consolidation
     Our unaudited condensed consolidated financial statements reflect all adjustments, which are, in the opinion of management, necessary for a fair presentation of our financial position and results of operations. Such adjustments are of a normal recurring nature, unless otherwise noted. The results of operations for the quarterly period ended March 31, 2010 are not necessarily indicative of the results to be expected for any future period.
     Our unaudited condensed consolidated financial statements are prepared in accordance with GAAP. These accounting principles require us to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. We believe that the estimates, judgments and assumptions are reasonable, based on information available at the time they are made. Actual results could differ materially from those estimates.
(2) Acquisitions
Insignificant Acquisition
     We completed one insignificant acquisition of assets in the first quarter of 2010. Based on our preliminary purchase price allocation, estimated total consideration was $2,674, including $1,350 in cash, $150 held in escrow and contingent consideration of $1,174.
Acquisition of AMICAS, Inc.
     On April 28, 2010, we completed our acquisition of AMICAS, Inc. (AMICAS) through a tender offer for the 37,009,990 outstanding shares of common stock of AMICAS at $6.05 per share in cash. Following the tender offer, we purchased the remaining shares pursuant to a merger of a subsidiary of Merge with and into AMICAS. Total transaction consideration was approximately $223,910. In addition, shortly before the completion of the acquisition, AMICAS paid cash to holders of vested, in-the-money stock options for the difference between $6.05 per share and the exercise price of such options. The holders of shares of restricted stock were paid $6.05 per share in cash. The total consideration paid to option and restricted stock holders was approximately $22,906.
     We financed the transaction with $200,000 of senior secured notes (Notes), cash already available at the two companies and proceeds of $41,750 from the issuance of preferred and common stock. The Notes were issued at 97.266% of the principal amount, are due in 2015, bear interest at 11.75% of principal (payable on May 1st and November 1st of each year) and were offered in a private placement pursuant to Rule 144A and Regulation S under the Securities Act of 1933, as amended. In connection with the Notes, we incurred issuance costs of $2,378 (which are recorded in other assets on the condensed consolidated balance sheet as of March 31, 2010) and will incur additional costs in the second quarter of 2010. These issuance costs will be recorded as a long-term asset and amortized over the life of the Notes.
     We issued 41,750 shares of preferred stock and 7,515,000 shares of common stock for the $41,750 of proceeds received. As of March 31, 2010, we had received and placed $30,000 of the preferred stock proceeds in escrow pursuant to the Merger Agreement with AMICAS and were required to release $4,300 of the escrow to pay one-half of the break-up fees due to a former potential acquirer of AMICAS. In connection with the preferred and common stock offering, we incurred issuance costs of $142 (which are recorded in other assets in our condensed consolidated balance sheet as of March 31, 2010) and will incur additional costs in the second quarter of 2010. These issuance costs will be recorded as a reduction of additional paid-in capital in our condensed consolidated balance sheet upon issuance of the preferred and common stock in April 2010. Please see Note 6 for further information regarding the preferred stock and common stock issuance.

Merge Healthcare Incorporated and Subsidiaries
Notes to Condensed Consolidated Financial Statements (continued)
(Unaudited and in thousands, except for share and per share data)
     In addition, we incurred $5,938 of costs related to our acquisitions which are recorded in our statement of operations in the quarter ended March 31, 2010. We expect to incur additional costs related to acquisitions, and will record such costs in the period the services are provided.
(3) Goodwill and Other Intangible Assets
Goodwill
     The changes in carrying amount of goodwill by segment (as further discussed in Note 12) for the three months ended March 31, 2010, are as follows:

	Indirect	Direct	Total
Balance at December 31, 2009	13,245	15,504	28,749
Goodwill due to insignificant acquisitions	—	2,035	2,035

Balance at March 31, 2010	$13,245	$17,539	$30,784

Other Intangible Assets
     Other than capitalized software development costs, our intangible assets subject to amortization are summarized as of March 31, 2010 as follows:

	Weighted
	Average
	Remaining
	Amortization	Gross Carrying	Accumulated
	Period (Years)	Amount	Amortization
Purchased software	4.1	$21,291	$(10,212)
Customer relationships	7.2	8,755	(2,777)
Trade names	7.5	570	(48)

Total		$30,616	$(13,037)

     In the quarter ended March 31, 2010, we increased the gross carrying amount of purchased software and customer relationships by $597 and $199, respectively, related to insignificant asset purchases completed in 2010.
     Estimated aggregate amortization expense for purchased software and customer relationships, which become fully amortized in 2019, for the remaining periods is as follows:

For the remaining 9 months of the year ended:	2010	$3,941
For the year ended December 31:	2011	3,573
	2012	2,372
	2013	2,349
	2014	2,198
	Thereafter	3,146
     As of March 31, 2010, we had gross capitalized software development costs of $7,415 and accumulated amortization of $6,267. The weighted average remaining amortization period of capitalized software development costs was 3.4 years as of March 31, 2010. We did not capitalize any software development costs in the three months ended March 31, 2010 or 2009.

Merge Healthcare Incorporated and Subsidiaries
Notes to Condensed Consolidated Financial Statements (continued)
(Unaudited and in thousands, except for share and per share data)
     Amortization expense for our intangible assets is set forth in the following table:

	Three Months Ended
	March 31,
	2010	2009
Amortization of intangible assets:
Purchased software	862	469
Capitalized software	129	181
Customer relationships and trade names	414	237

Total	$1,405	$887

     Amortization expense for purchased software and capitalized software development costs are expensed within cost of sales on a ratable basis over the life of the related intangible asset. Customer relationships and trade names amortization expense is being expensed in the depreciation and amortization expense classification of operating costs and expenses over the life of the related intangible asset.
(4) Fair Value Measurement
     We use a three-tier value hierarchy to prioritize the inputs used in measuring fair value of our financial assets and liabilities. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore, requiring us to develop our own assumptions.
     We also consider additional information in estimating fair value when the volume and level of activity for the asset or liability have significantly decreased, or circumstances indicate a transaction is not suitable for fair value measurement. We disclose the required information about fair value of financial instruments in our interim financial statements as well as in our annual financial statements.
Non-Current Investments
     At March 31, 2010, we held securities in a publicly traded entity valued at $97 and private companies valued at $413, which are classified as non-current assets. In determining fair value, we utilize techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. In calculating potential impairment losses for the private company securities, we evaluate the fair value of these investments by comparing them to certain public company metrics such as revenue multiples, independent transactions involving such securities, and inquiries and estimates made by us. The following tables set forth our non-current investments that are carried at fair value:

				Balance at
				March 31,
	Level 1	Level 2	Level 3	2010
Investment in publicly traded equity security	$97	$—	$—	$97
Investments in equity securities of private companies	—	—	413	413

Total	$97	$—	$413	$510

				Balance at
				December 31,
	Level 1	Level 2	Level 3	2009
Investment in publicly traded equity security	$110	$—	$—	$110
Investments in equity securities of private companies	—	—	413	413

Total	$110	$—	$413	$523

     We performed the evaluation of our Level 3 investments in the quarterly period ended March 31, 2010, and concluded that there was no significant change in their fair value.

Merge Healthcare Incorporated and Subsidiaries
Notes to Condensed Consolidated Financial Statements (continued)
(Unaudited and in thousands, except for share and per share data)
     Unrealized gains or losses on our available-for-sale (publicly traded) security, as well as foreign currency translation adjustments, are components of accumulated other comprehensive income as set forth in the following table:

Balance at March
31, 2010
Cumulative translation adjustment	$1,936
Net unrealized loss on available-for-sale security	(350)

Total accumulated other comprehensive income	$1,586

(5) Transactions with Related Party
     Effective January 1, 2009, we entered into a consulting agreement with Merrick RIS, LLC (Merrick), an affiliate of Merrick Ventures, LLC (Merrick Ventures), under which we received certain consulting services for cash consideration of $100 per quarter, plus reasonable expenses, for a one year term. Effective January 1, 2010, we entered into an amendment to extend the term of the consulting agreement with Merrick through December 31, 2011, and modified the payment terms from a flat fee arrangement per quarter to a per transaction or success based arrangement. Michael W. Ferro, Jr. and trusts for the benefit of Mr. Ferro’s family members beneficially own a majority of the equity interest in Merrick Ventures. Mr. Ferro, who is the Chairman of our Board of Directors, also serves as the Chairman and Chief Executive Officer of Merrick Ventures. Accordingly, Mr. Ferro indirectly owns or controls all of the shares owned by Merrick. As of March 31, 2010, Merrick and its affiliates owned approximately 37.4% of our common stock. In addition, Justin C. Dearborn, our Chief Executive Officer and a Director, served as Managing Director and General Counsel of Merrick Ventures from January 2007 until his appointment as Chief Executive Officer of Merge on June 4, 2008. In the three months ended March 31, 2010 and 2009, we paid fees of $0 and $100, respectively, to Merrick under the consulting agreement and expensed fees of $250 and $100, respectively, within the general and administrative expense classification of operating costs and expenses. We also paid and expensed an insignificant amount of reimbursable expenses in the three months ended March 31, 2010 and 2009, and have recorded $253 and $30, respectively, in accounts payable covering obligations under this agreement as of March 31, 2010 and 2009. Upon completion of the AMICAS acquisition in April 2010, we paid Merrick a success fee of $1,000.
     In February 2010, we entered into a VAR agreement with Merrick Healthcare, an affiliate of Merrick Ventures, under which we may market, resell, or supply certain of its products and services. Under terms of the agreement, products and services will be purchased on a per unit basis from Merrick Healthcare. The agreement is in effect for 12 months and renews automatically at the end of the term unless terminated by either party at least 30 days prior to the end of the then-current term. In the first quarter of 2010, we paid Merrick Healthcare $22 for certain products and services sold by us under this agreement.
     In February 2010, we entered into equity commitment agreements with both Merrick and Merrick Venture Management LLC, an affiliate of Merrick Ventures, under which they committed to purchase up to an aggregate of $30,000 of Merge preferred and common stock. At March 31, 2010, we held $20,000 in escrow from Merrick and Merrick Venture Management LLC, which is recorded in preferred stock deposits in escrow within current assets in our condensed consolidated balance sheet. We have also recorded the corresponding $20,000 liability in preferred stock deposits in our condensed consolidated balance sheet. Based on the terms of the commitment letters, upon close of the AMICAS acquisition in April 2010, we paid a fee of 2% of the $30,000 committed by Merrick and Merrick Venture Management LLC, for a total of $600. These costs were recorded in additional paid-in capital as stock issuance costs.
     On April 1, 2010, we entered into a Securities Purchase Agreement with Merrick, under which Merrick subscribed to purchase 10,000 shares of Series A Non-Voting Preferred Stock, par value $0.01 per share (Series A Preferred Stock) and 1,800,000 shares of common stock for an aggregate purchase price of $10,000, under the same terms and conditions as other investors, as further indicated in Note 6. As a result of the stock purchases of other investors, $10,000 of the $20,000 escrowed at March 31, 2010 was subsequently returned to Merrick. Following completion of the securities issuance, Merrick will beneficially own approximately 36.1% of our outstanding common stock.
(6) Shareholders’ Equity
     On April 1, 2010, we entered into a Securities Purchase Agreement with a limited number of institutional and accredited investors, including Merrick and Merrick Venture Management LLC, under which we agreed to issue an aggregate of 41,750 shares of Series A Preferred Stock and 7,515,000 shares of our common stock for total proceeds of $41,750. We used the net proceeds from the offering to finance the acquisition of AMICAS, Inc. The shares of Series A

Merge Healthcare Incorporated and Subsidiaries
Notes to Condensed Consolidated Financial Statements (continued)
(Unaudited and in thousands, except for share and per share data)
Preferred Stock will rank in priority, with respect to payment of dividends and return of capital upon liquidation, dissolution or winding-up, ahead of the shares of all other classes of our capital stock. The holders of Series A Preferred Stock will be entitled to receive cumulative compounding dividends at a rate of 15% per annum of the (Designated Price) of $1,000 per share of Series A Preferred Stock (as adjusted for stock splits, combinations, reclassifications and the like). Subject to certain written notice requirements, we may, at any time and on a pro rata basis, redeem the outstanding Series A Preferred Stock by paying the Designated Price per share plus any accrued but unpaid dividends. Upon a change of control, which is defined in the Securities Purchase Agreement as “the occurrence of a sale of all of the capital stock of the Company (including by merger or consolidation or other similar transaction subsequent to Board approval) or a sale of all or substantially all of the assets of the Company to a Person or Persons in a transaction or series of transactions that include a subsequent distribution of all the proceeds to the holders of Common Stock,” the holders of the Series A Preferred Stock may, subject to certain restrictions specifically outlined in the Securities Purchase Agreement, require us to redeem all of such holders’ then-outstanding shares of Series A Preferred Stock by paying in cash the Designated Price per share plus any accrued but unpaid dividends. In addition, in the event that, prior to the second anniversary of the date such shares are issued, we seek to redeem a holder’s shares of Series A Preferred Stock or such holder elects to require us to redeem his shares of Series A Preferred Stock upon a Change of Control, such holder will also be entitled to receive a minimum of two years of dividend payments (giving effect to the payment of any dividends actually paid prior to such date). We are in the process of determining the fair values of the preferred and common stock, with the assistance of valuation experts.
(7) Share-Based Compensation
     The following table summarizes share-based compensation expense recognized during the periods indicated:

	Three Months Ended
	March 31,
	2010	2009
Share-based compensation expense included in the statement of operations:
Services and maintenance (cost of sales)	$6	$15
Sales and marketing	83	92
Product research and development	62	82
General and administrative	203	330

Total	$354	$519

     Stock option activity in the three months ended March 31, 2010 is set forth in the following table:

Number of
Options
Options outstanding, December 31, 2009	5,021,995
Options granted	25,000
Options exercised	—
Options forfeited and expired	(101,528)

Options outstanding, March 31, 2010	4,945,467

Options exercisable, March 31, 2010	2,225,373

     There was no restricted stock award activity in the three months ended March 31, 2010. There were 426,664 shares of restricted stock outstanding as of March 31, 2010.
     As of March 31, 2010, there was approximately $2,600 of unrecognized compensation cost related to stock options and restricted stock that may be recognized in future periods.
(8) Commitments and Contingencies
     On June 1, 2009, Merge Healthcare was served with a Summons and Complaint in the Milwaukee County Circuit Court, State of Wisconsin, captioned William C. Mortimore and David M. Nosay v. Merge Technologies Inc. n/k/a Merge Healthcare Inc. [sic], Case Number 09CV008356, Case Code 30301. The Complaint includes a demand for a jury trial and alleges that Merge unreasonably refused Mortimore and Noshay’s request for indemnification; requests the court order that they are entitled to indemnification under Wisconsin Statute Section 180.0851(2); alleges breaches of certain employment

Merge Healthcare Incorporated and Subsidiaries
Notes to Condensed Consolidated Financial Statements (continued)
(Unaudited and in thousands, except for share and per share data)
agreements; and a breach of the covenant of good faith and fair dealing. Monetary damages being sought are unspecified. We have retained litigation counsel, notified our appropriate insurers and intend to vigorously defend this action.
     In addition to the matter discussed above, we are, from time to time, parties to legal proceedings, lawsuits and other claims incident to our business activities. Such matters may include, among other things, assertions of contract breach or intellectual property infringement, claims for indemnity arising in the course of our business and claims by persons whose employment has been terminated. Such matters are subject to many uncertainties and outcomes are not predictable with assurance. Consequently, we are unable to ascertain the ultimate aggregate amount of monetary liability, amounts which may be covered by insurance or recoverable from third parties, or the financial impact with respect to these matters as of the date of this report.
(9) Restructuring
     The following table sets forth the activity related to our 2008 and 2009 restructuring initiatives in the three months ended March 31, 2010:

	Employee
	Termination	Contract Exit
	Costs	Costs	Total
2008 Initiatives
Balance at December 31, 2009	$83	$217	$300
Payments	—	(203)	(203)

Balance at March 31, 2010	83	14	97

Third Quarter 2009 Initiative
Balance at December 31, 2009	579	—	579
Payments	(214)	—	(214)
Foreign exchange	8	—	8

Balance at March 31, 2010	373	—	373

Total Balance at March 31, 2010	$456	$14	$470

     On April 29, 2010, we committed to a restructuring initiative to materially reduce our workforce and exit certain facilities. This action was taken concurrent with the acquisition of AMICAS based upon our assessment of ongoing personnel needs. We expect to incur between $4,000 and $5,000 of severance costs and $3,000 and $4,000 of contract exit costs in the second and third quarters of 2010 that relate to this initiative.
(10) Income Taxes
     We record income tax expense on an interim basis. The estimated annual effective income tax rate is adjusted quarterly and items discrete to a specific quarter are reflected in tax expense for that interim period. The estimated annual effective income tax rate reflects the effect of changes in a valuation allowance due to expected current year earnings or loss. A valuation allowance is established when necessary to reduce deferred tax assets to the amount more-likely-than-not to be realized. Further limitations may apply to deferred tax assets if ownership changes occur. There was no material change in unrecognized tax benefits in the three month period ending March 31, 2010, and we do not anticipate a material change in total unrecognized tax benefits within the next 12 months.
(11) Earnings Per Share
     Basic and diluted net earnings or loss per share is computed by dividing earnings or loss available to common shareholders by the weighted average number of shares of common stock outstanding. Diluted earnings per share includes the dilution that could occur based on outstanding restricted stock awards and the potential exercise of stock options, except for stock options with an exercise price of more than the average market price of our common stock, as such exercise would be anti-dilutive. The following table sets forth the computation of basic and diluted earnings per share for the periods indicated:

Merge Healthcare Incorporated and Subsidiaries
Notes to Condensed Consolidated Financial Statements (continued)
(Unaudited and in thousands, except for share and per share data)

	Three Months Ended
	March 31,
	2010	2009
Numerator:
Net income (loss)	$(3,152)	$2,842

Denominator:
Weighted average number of shares of Common Stock outstanding — basic	74,801,177	56,304,568
Effect of stock options	—	404,967
Effect of restricted stock	—	479,997

Denominator for net income (loss) per share — diluted	74,801,177	57,189,532

Net income (loss) per share — basic	$(0.04)	$0.05

Net income (loss) per share — diluted	$(0.04)	$0.05

     The weighted average number of shares of common stock outstanding used to calculate basic net income (loss) per share includes exchangeable share equivalent securities traded on the Toronto Stock Exchange of zero and 730,198 for the three months ended March 31, 2010 and 2009, respectively.
     For the three months ended March 31, 2010 and 2009, options to purchase 1,980,467 and 3,110,945 shares of our common stock, respectively, had exercise prices greater than the average market price of our common stock, and, therefore, are not considered in the above calculations of diluted net income (loss) per share.
     As a result of the loss in the three months ended March 31, 2010, incremental shares from the assumed conversion of employee stock options and restricted stock awards totaling 2,965,000 and 426,664, respectively, have been excluded from the calculation of diluted loss per share as their inclusion would have been anti-dilutive.
(12) Segment Information
     We have reportable segments, which we have designated as Direct and Indirect, based on business unit operations that have similar economic characteristics.
     The Direct segment primarily sells directly to the end-users located primarily in the U.S. and Canada, and also distributes certain products through the Internet via our website. The Indirect segment primarily sells software products and related services to Original Equipment Manufacturers, Value Added Resellers and distributors world-wide.
     We evaluate the performance of these segments based on their respective revenues and segment operating income, which excludes certain corporate costs, amortization expense that is not specific to a segment, net interest expense and income taxes. The following tables provide segment information for the periods indicated:

Merge Healthcare Incorporated and Subsidiaries
Notes to Condensed Consolidated Financial Statements (continued)
(Unaudited and in thousands, except for share and per share data)

	Three Months Ended March 31, 2010
	Indirect	Direct	Total
Net sales:
Software and other	$5,517	$3,848	$9,365
Service and maintenance	3,127	7,478	10,605

Total net sales	$8,644	$11,326	$19,970
Expenses	5,846	8,785	14,631

Segment income	$2,798	$2,541	5,339

Net corporate/other expenses (1)			8,443

Loss before income taxes			$(3,104)

	Three Months Ended March 31, 2009
	Indirect	Direct	Total
Net sales:
Software and other	$6,264	$2,420	$8,684
Service and maintenance	2,121	4,504	6,625

Total net sales	$8,385	$6,924	$15,309
Expenses	4,407	4,471	8,878

Segment income	$3,978	$2,453	6,431

Net corporate/other expenses (1)			3,567

Income before income taxes			$2,864

(1)	Net corporate/other expenses include public company costs, share-based compensation, certain amortization not attributable to business segments, corporate administration costs, acquisition-related expenses and net interest expense.
(13) Recent Accounting Pronouncements
     There were no recent pronouncements that have had or may have a significant effect on our financial statements. We do not discuss recent pronouncements that are not anticipated to have an impact on or are unrelated to our financial condition, results of operations, or related disclosures.
(14) Guarantor Subsidiaries
     On April 28, 2010, Merge Healthcare Incorporated (Parent) issued $200,000 of 11.75% Senior Secured Notes (Notes). The obligations under the Notes are fully and unconditionally guaranteed, jointly and severally, by all of our current and future 100% owned domestic restricted subsidiaries (Guarantors). No other subsidiaries guarantee the Notes. The Notes and guarantees are secured by a first-priority lien on certain collateral which comprises substantially all of the Parent and Guarantors’ tangible and intangible assets, subject to certain exceptions. The following tables present the balance sheets, statements of operations and statements of cash flows of the Parent, Guarantor and Non-Guarantor entities along with the eliminations necessary to arrive at the information on a consolidated basis.
     General corporate expenses, including public company costs, certain amortization, corporate administration costs, acquisition-related expenses and net interest expense are included in the results of the Parent.

Merge Healthcare Incorporated and Subsidiaries
Notes to Condensed Consolidated Financial Statements (continued)
(Unaudited and in thousands, except for share and per share data)
CONDENSED CONSOLIDATING BALANCE SHEET

	March 31, 2010
	Parent	Guarantor	Non-Guarantor	Eliminations	Consolidated
ASSETS
Current assets:
Cash and cash equivalents (including restricted cash)	$1,753	$10,152	$3,932	$—	$15,837
Accounts receivable, net	—	12,858	8,068	—	20,926
Intercompany receivables	19,939	—	—	(19,939)	—
Preferred stock deposits in escrow	25,700	—	—	—	25,700
Other current assets	1,205	3,461	1,394	—	6,060

Total current assets	48,597	26,471	13,394	(19,939)	68,523
Net property and equipment	230	2,989	611	—	3,830
Purchased and developed software, net	2,190	9,848	189	—	12,227
Customer relationships and trade names, net	1,106	5,394	—	—	6,500
Goodwill	—	30,784	—	—	30,784
Investment in and advances to subsidiaries	42,729	(710)	—	(42,019)	—
Other assets	7,359	2,810	930	(2,879)	8,220

Total assets	$102,211	$77,586	$15,124	$(64,837)	$130,084

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$2,550	$1,568	$1,019	$—	$5,137
Preferred stock deposits	30,000	—	—	—	30,000
Deferred revenue	—	14,915	1,889	—	16,804
Intercompany payables	—	6,494	29,409	(35,903)	—
Other accrued liabilities	154	4,014	896	—	5,064

Total current liabilities	32,704	26,991	33,213	(35,903)	57,005
Other long-term liabilities	4,150	1,396	5,055	(2,879)	7,722

Total liabilities	36,854	28,387	38,268	(38,782)	64,727
Total shareholders’ equity	65,357	49,199	(23,144)	(26,055)	65,357

Total liabilities and shareholders’ equity	$102,211	$77,586	$15,124	$(64,837)	$130,084

CONDENSED CONSOLIDATING BALANCE SHEET

	December 31, 2009
	Parent	Guarantors	Non-Guarantors	Eliminations	Consolidated
ASSETS
Current assets:
Cash and cash equivalents (including restricted cash)	$5,383	$9,081	$5,157	$—	$19,621
Accounts receivable, net	—	9,990	7,229	—	17,219
Intercompany receivables	17,840	—	—	(17,840)	—
Other current assets	1,009	3,482	1,417	—	5,908

Total current assets	24,232	22,553	13,803	(17,840)	42,748
Net property and equipment	306	3,035	536	—	3,877
Purchased and developed software, net	2,659	9,735	227	—	12,621
Customer relationships and trade names, net	1,343	5,372	—	—	6,715
Goodwill	—	28,749	—	—	28,749
Investment in and advances to subsidiaries	40,313	(716)	—	(39,597)	—
Other assets	4,838	2,811	769	(2,879)	5,539

Total assets	$73,691	$71,539	$15,335	$(60,316)	$100,249

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$947	$2,392	$1,105	$—	$4,444
Deferred revenue	—	13,410	2,169	—	15,579
Intercompany payables	—	4,331	32,196	(36,527)	—
Other accrued liabilities	450	2,832	1,212	—	4,494

Total current liabilities	1,397	22,965	36,682	(36,527)	24,517
Other long-term liabilities	4,157	1,197	5,120	(2,879)	7,595

Total liabilities	5,554	24,162	41,802	(39,406)	32,112
Total shareholders’ equity	68,137	47,377	(26,467)	(20,910)	68,137

Total liabilities and shareholders’ equity	$73,691	$71,539	$15,335	$(60,316)	$100,249

Merge Healthcare Incorporated and Subsidiaries
Notes to Condensed Consolidated Financial Statements (continued)
(Unaudited and in thousands, except for share and per share data)
CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

	Three Months Ended March 31, 2010
	Parent	Guarantor	Non-Guarantor	Eliminations	Consolidated
Net sales	$—	$13,985	$5,985	$—	$19,970
Cost of sales	—	5,265	1,151	—	6,416

Gross margin	—	8,720	4,834	—	13,554
Selling, research and development, general and and administrative expenses	191	7,592	2,143	—	9,926
Acquisition-related expenses	5,938	—	—	—	5,938
Depreciation and amortization	217	540	83	—	840

Total operating costs and expenses	6,346	8,132	2,226	—	16,704

Operating income (loss)	(6,346)	588	2,608	—	(3,150)
Equity in net income of subsidiaries	3,111	(59)	—	(3,052)	—
Other, net	97	(4)	(47)	—	46

Other income (expense)	3,208	(63)	(47)	(3,052)	46

Income (loss) before income taxes	(3,138)	525	2,561	(3,052)	(3,104)
Income tax expense	14	14	20	—	48

Net income (loss)	$(3,152)	$511	$2,541	$(3,052)	$(3,152)

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

	Three Months Ended March 31, 2009
	Parent	Guarantor	Non-Guarantor	Eliminations	Consolidated
Net sales	$—	$6,911	$8,398	$—	$15,309
Cost of sales	—	1,819	2,211	—	4,030

Gross margin	—	5,092	6,187		11,279
Selling, research and development, general and and administrative expenses	(73)	4,656	2,612	—	7,195
Depreciation and amortization	221	212	115	—	548

Total operating costs and expenses	148	4,868	2,727	—	7,743

Operating income (loss)	(148)	224	3,460	—	3,536
Equity in net income of subsidiaries	3,569	—	—	(3,569)	—
Other, net	(557)	(25)	(90)	—	(672)

Other income (expense)	3,012	(25)	(90)	(3,569)	(672)

Income (loss) before income taxes	2,864	199	3,370	(3,569)	2,864
Income tax expense	22	—	—	—	22

Net income (loss)	$2,842	$199	$3,370	$(3,569)	$2,842

Merge Healthcare Incorporated and Subsidiaries
Notes to Condensed Consolidated Financial Statements (continued)
(Unaudited and in thousands, except for share and per share data)
CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

	Three Months Ended March 31, 2010
	Parent	Guarantor	Non-Guarantor	Eliminations	Consolidated
Cash flows from operating activities:
Net income (loss)	$(3,152)	$511	$2,541	$(3,052)	$(3,152)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	218	1,485	355	—	2,058
Share-based compensation	114	175	65	—	354
Change in contingent consideration for acquisitions	—	165	—	—	165
Provision for doubtful accounts receivable and sales returns, net of recoveries		(58)	113	—	55
Net change in assets and liabilities (net of effects of acquisitions)	(4,783)	442	(2,793)	3,052	(4,082)

Net cash provided by (used in) operating activities	(7,603)	2,720	281	—	(4,602)

Cash flows from investing activities:
Cash paid for acquisitions, net of cash acquired	—	(1,350)	—	—	(1,350)
Purchases of property, equipment, and leasehold improvements	—	(442)	(113)	—	(555)
Intercompany advances	1,193	—	—	(1,193)	—
Change in restricted cash	—	42	—	—	42
Preferred stock deposits in escrow	(25,700)	—	—	—	(25,700)

Net cash used in investing activities	(24,507)	(1,750)	(113)	(1,193)	(27,563)

Cash flows from financing activities:
Intercompany advances	—	200	(1,393)	1,193	—
Note and stock issuance costs paid	(1,551)	—	—	—	(1,551)
Proceeds from exercise of stock options and employee stock purchase plan	31	—	—	—	31
Principal payments on capital leases	—	(57)	—	—	(57)
Preferred stock deposits	30,000	—	—	—	30,000

Net cash provided by (used in) financing activities	28,480	143	(1,393)	1,193	28,423

Net increase (decrease) in cash and cash equivalents	(3,630)	1,113	(1,225)	—	(3,742)
Cash and cash equivalents (net of restricted cash), beginning of period	5,113	8,792	5,157	—	19,062 (1)

Cash and cash equivalents (net of restricted cash), end of period	$1,483	$9,905	$3,932	$—	$15,320 (2)

(1)	Net of restricted cash of $559 at December 31, 2009.

(2)	Net of restricted cash of $517 at March 31, 2010.
CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

	Three Months Ended March 31, 2009
	Parent	Guarantor	Non-Guarantor	Eliminations	Consolidated
Cash flows from operating activities:
Net income (loss)	$2,842	$199	$3,370	$(3,569)	$2,842
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	221	513	464	—	1,198
Share-based compensation	284	162	73	—	519
Amortization of note payable issuance costs & discount	274	—	—	—	274
Provision for doubtful accounts receivable and sales returns, net of recoveries	—	227	7	—	234
Net change in assets and liabilities (net of effects of acquisitions)	(4,417)	1,795	(4,131)	3,569	(3,184)

Net cash provided by (used in) operating activities	(796)	2,896	(217)	—	1,883

Cash flows from investing activities:
Purchases of property, equipment, and leasehold improvements	—	(27)	(40)	—	(67)
Intercompany advances	(7,322)	—	—	7,322	—
Change in restricted cash	258	—	—	—	258

Net cash provided by (used in) investing activities	(7,064)	(27)	(40)	7,322	191

Cash flows from financing activities:
Intercompany advances	—	—	7,322	(7,322)	—
Proceeds from exercise of stock options and employee stock purchase plan	26	—	—	—	26

Net cash provided by financing activities	26	—	7,322	(7,322)	26

Net increase (decrease) in cash and cash equivalents	(7,834)	2,869	7,065	—	2,100
Cash and cash equivalents (net of restricted cash), beginning of period	9,915	2,698	4,614	—	17,227	(1)

Cash and cash equivalents (net of restricted cash), end of period	$2,081	$5,567	$11,679	$—	$19,327	(2)

(1)	Net of restricted cash of $621 at December 31, 2008.

(2)	Net of restricted cash of $363 at March 31, 2009.